As filed with the Securities and Exchange Commission on May 19, 2021

Securities Act File No. 333-253447

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549.

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1

Mutual Fund Series Trust

(Exact Name of Registrant as Specified in Charter)

4221 North 203rd Street, Suite 100

Elkhorn, Nebraska 68022

(Address of Principal Executive Offices) (Zip Code)

(402) 895-1600

(Registrant’s Telephone Number, including Area Code)

CT CORPORATION SYSTEM

1300 EAST NINTH STREET

CLEVELAND, OH 44114

(Name and Address of Agent for Service)

JoAnn Strasser
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, Ohio 43215 614-469-3264 (phone)
614-469-3361 (fax)

Title of securities being registered: Class A, Class C and Class I Shares of Catalyst Insider Buying Fund, a series of the Registrant

EXPLANATORY NOTE

The Joint Prospectus/Information Statement and Statement of Additional Information, each in the form filed on April 14, 2020, pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-253447), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the tax opinion of Thompson Hine LLP.

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Part C

Other Information

ITEM 15.  Indemnification

Article VI of the Registrant’s Declaration of Trust provides for indemnification of officers and Trustees as follows:

Section 6.6 Indemnification Not Exclusive, etc. The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VI, “Covered Person” shall include such person’s heirs, executors and administrators. Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

The Registrant may not pay for insurance which protects the Trustees and officers against liabilities rising from action involving willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their offices.

The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover the advisor, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Ohio law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.   Exhibits

(1) Declaration of Trust.

(i) Registrant’s Agreement and Declaration of Trust, which was filed as an exhibit to the Registrant’s Registration Statement on March 17, 2006, is hereby incorporated by reference.

(ii) Amendment No. 47 to the Agreement and Declaration of Trust, which was filed as an exhibit to the Registrant’s Registration Statement on June 17, 2020, is hereby incorporated by reference.

(2) By-laws. Registrant’s By-laws, which were filed as an exhibit to the Registrant’s Registration Statement on March 17, 2006, are hereby incorporated by reference.

(3) Not applicable.

(4) Form of Agreement and Plan of Reorganization, which was filed as an exhibit to the Registrant’s Registration Statement on April 15, 2021, is hereby incorporated by reference.

(5) Instruments Defining Rights of Security Holders. None (other than the Declaration of Trust and By-laws of Registrant).

(6) Management Agreements.

(i)	Management Agreement with Catalyst Capital Advisors LLC, which was filed as an exhibit to the Registrant’s Registration Statement on February 29, 2008, is hereby incorporated by reference.
(ii)	Amended Exhibit 1 to Management Agreement with Catalyst Capital Advisors LLC, which was filed as an exhibit to the Registrant’s Registration Statement on July 29, 2020, is hereby incorporated by reference.

(iii)	Expense Limitation Agreement between the Trust and Catalyst Capital Advisors LLC which was filed as an exhibit to the Registrant’s Registration Statement on November 30, 2018, is hereby incorporated by reference.
(iv)	Amended Exhibit A to the Expense Limitation Agreement with Catalyst Capital Advisors LLC, which was filed as an exhibit to the Registrant’s Registration Statement on October 1, 2020, is hereby incorporated by reference.

(7)(a) Underwriting Agreement with Northern Lights Distributors, LLC, which was filed as an exhibit to the Registrant’s Registration Statement on October 22, 2015, is hereby incorporated by reference.

(8) None

(9)(a) Custody Agreement with U.S. Bank National Association, which was filed as an exhibit to the Registrant’s Registration Statement on July 27, 2018, is hereby incorporated by reference.

(10) Rule 12b-1 Plan.

(i) Revised Class A Master Distribution Plan and Exhibit A, which were filed as exhibits to the Registrant’s Registration Statement on June 17, 2020, are hereby incorporated by reference.

(ii) Revised Class C Master Distribution Plan and Exhibit A, which were filed as exhibits to the Registrant’s Registration Statement on June 17, 2020, are hereby incorporated by reference.

(11) Opinion and consent of Thompson Hine LLP which was filed as an exhibit to the Registrant’s Registration Statement on February 24, 2021, is hereby incorporated by reference.

(12) Legal Opinion of Thompson Hine LLP regarding Tax Matters is filed herewith.

(13) None

(14) Other Material Agreements.

(i) Form of Fund Services Agreement with Gemini Fund Services, LLC which was filed as an exhibit to the Registrant’s Registration Statement on June 28, 2012, is hereby incorporated by reference.

(ii) Management Services Agreement with MFund Services which was filed as an exhibit to the Registrant’s Registration Statement on July 7, 2015, is hereby incorporated by reference.

(iii) Amendment to Management Agreement with MFund Services LLC which was filed as an exhibit to the Registrant’s Registration Statement on June 17, 2020, is hereby incorporated by reference.

(iv) Securities Lending Agreement with The Huntington National Bank, which was filed as an exhibit to the Registrant’s Registration Statement on May 20, 2011, is hereby incorporated by reference.

(v) Compliance Services Agreement with MFund Services LLC, which was filed as an exhibit to the Registrant’s Registration Statement on December 7, 2015, is hereby incorporated by reference.

(15) Consent of BBD, LLP which was filed as an exhibit to the Registrant’s Registration Statement on February 24, 2021, is hereby incorporated by reference.

(16)(a) Annual Report of the Registrant was filed on Form N-CSR on September 10, 2020 and is incorporated by reference herein.

(16)(b) Semi-Annual Report of the Registrant was filed on Form N-CSR on March 10, 2021 and is incorporated by reference herein.

(17) Powers of Attorney. None.

ITEM 17.  Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan, Commonwealth of Puerto Rico, on the 10th day of May, 2021.

MUTUAL FUND SERIES TRUST (Registrant)

By:	/s/Jerry Szilagyi
Jerry Szilagyi President of the Trust

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Mutual Fund Series Trust

/s/ Tobias Caldwell	May 10, 2021
Tobias Caldwell, Trustee

/s/ Erik Naviloff	May 10, 2021
Erik Naviloff, Treasurer/Principal Financial and Accounting Officer

/s/ Bert Pariser	May 10, 2021
Dr. Bert Pariser, Trustee

/s/ Jerry Szilagyi	May 10, 2021
Jerry Szilagyi, Trustee/President/Principal Executive Officer

/s/ Tiberiu Weisz	May 10, 2021
Tiberiu Weisz, Trustee

Exhibits

Item

(12)      Legal Opinion of Thompson Hine LLP regarding Tax Matters.